Ruskin Moscou Faltischek P.C.
1425 RXR Plaza
Uniondale, NY 11556
(516) 663-6600

                                                                   January 12, 2012
VIA EDGAR

United States Securities and
Exchange Commission
Washington, D.C. 20549

               Re:     Premier Alliance Group, Inc.
 Registration Statement on Form S-4
 Filed December 2, 2011
 File No. 333-178299

Dear Madams and Gentlemen:

This letter is in response to the SEC comment letter of December 29, 2011 regarding the above-referenced Form S-4.

General

1.
We note that the staff is concurrently conducting a financial review of the company's Form 10-K for the fiscal year ended December 31, 2010, and related filings.  Please be advised that our comments on your Form 10-K and related filings will need to be resolved prior to the requested effectiveness date of your registration statement.

The SEC comment letter concerning the Registrant's 1934 Act filings has been responded to in a letter to the SEC and in the filings of an amended 10-K report for 2010 and amended 10-Q reports for certain periods in 2010 and 2011.

2.
Disclosure in your registration statement appears to address only the merger consideration payable to GreenHouse stockholders in the aggregate. Please revise disclosure throughout the filing to describe the minimum consideration to be received by the GreenHouse stockholders on an individual basis. In this regard, present the minimum estimated number of Premier shares to be received by individual GreenHouse stockholders on a per-share, per-100-share, or similar basis, noting the significant assumptions upon which your estimates are based. To the extent the exact amounts of stock consideration may vary, disclose the methodology to be followed to determine individual consideration, as well as the possible range of Premier shares that GreenHouse stockholders will receive on an individual basis. Consider providing examples based on recent estimates of the inputs into the formula for determining consideration (e.g., the number of Premier and GreenHouse shares outstanding, the estimated deductions from the merger consideration, etc.). You may wish to provide this detailed disclosure under the "Merger Consideration" heading on page 74 and cross-reference it in the forepart of your document.

January 12, 2012

This comment has been responded to on the cover page, in the Questions, the Summary and Description of the Merger Agreement.

Cover Page

3.
You state on the cover page and elsewhere that "after the merger ... GreenHouse stockholders will own, collectively, approximately 40% of the combined company," and that shares to be issued to certain GreenHouse affiliates, "representing approximately 30% of all of the shares being issued in the merger by Premier, will be escrowed and will be released upon the realization of certain revenue targets described elsewhere in this proxy statement/prospectus and the satisfaction of certain indemnification obligations."  Please revise this disclosure and similar disclosure throughout the filing to address the following:

●	Clarify whether GreenHouse stockholders will own 40% of the combined company promptly upon consummation of the merger, or only once all of the escrowed shares are released from escrow, if ever.

●
Please also ensure that your disclosure of GreenHouse stockholders' expected ownership of the combined company reflects all deductions from the merger consideration, including that for the GreenHouse convertible debt held by Premier.

●
Further, disclose the estimated minimum number of shares of Premier stock that are expected to be issued as merger consideration promptly upon consummation of the merger, as well as the minimum number of shares that are expected to be escrowed for future release to GreenHouse insiders, if ever.

●	Specify where in the document the discussion of revenue targets for release of the escrowed merger consideration can be found.

The above comments have been responded to in detail on a table on page 75, and there are appropriate cross references to the same in the proxy statement/prospectus. The revenue targets are set forth in the section Escrow Shares on page 75 and there are appropriate cross references to the same in the proxy statement/prospectus.

January 12, 2012

The Merger

Opinion of Financial Advisor to GreenHouse

Compensation to Watts, page 65

4.
Please disclose the amount of the fee paid by GreenHouse to Watts in connection with delivery of its fairness opinion. We note in this regard that you have disclosed on page 59 the amounts paid and payable to Burnham by Premier in connection with Burnham's fairness opinion.

This disclosure has been made.

Merger Consideration, page 74

5.
We note the following statement: "As part of the transaction, Premier will replace the outstanding GreenHouse options and warrants with Premier options and warrants adjusted for the merger." Please explain more clearly how GreenHouse options and warrants will be treated in the transaction, using illustrative examples that address the exercise price of, and the number of Premier shares that will be issuable pursuant to the exercise of, the Premier options and warrants to be issued in the merger. Please also expand your "Questions About the Merger" section in the forepart of your document to address briefly the treatment of outstanding GreenHouse options and warrants in the merger.

This disclosure has been made in Questions About the Merger and in the Merger Consideration section.

Item 22. Undertakings, page II-2

6.	Please explain why you have included the undertaking called for by Item 512(b) of Regulation S-K, as your filing does not appear to incorporate subsequent Exchange Act documents by reference.

The undertaking was included in error and has been omitted.

January 12, 2012

Signatures, page II-4

7.           The filing is not signed by persons designated as Premier's principal executive officer, principal financial officer, or controller or principal accounting officer, or persons performing similar functions. Please revise to provide the signatures of these individuals, appropriately captioned, as called for by Instruction 1 to the Signatures section of Form S-4.

The Amendment No. 1 has been signed by the requite executive officers.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please advise if you have any questions or comments concerning the foregoing.

Sincerely,
/s/
STUART M. SIEGER
For the Firm

CC.   Mark S. Elliott

Larry Brumfield

Seth I. Rubin, Esq.

Peter Campitiello, Esq.